SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

________________________

Steel Partners Holdings L.P.
(Name of Subject Company)

________________________

Steel Partners Holdings L.P.
(Names of Filing Persons - Offeror)

________________________

Common Units, No Par Value
(Title of Class of Securities)

________________________

85814R107
(CUSIP Number of Class of Securities)
________________________

James F. McCabe, Jr.
Chief Financial Officer
590 Madison Avenue, 32nd Floor,
New York, New York 10022
(212) 520-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300
________________________

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*           A filing fee is not required in connection with this filing as it relates to the preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Steel Partners Holdings L.P. to Commence Dutch Auction Tender Offer to
Repurchase Up to $49 Million in Value of Its Common Units

New York, New York, March 24, 2014 – Steel Partners Holdings L.P. (NYSE: SPLP) (“SPLP” or the “Company”), a global diversified holding company, today announced that its Board of Directors has authorized a modified “Dutch Auction” tender offer (the “Offer”) to purchase for cash up to $49 million in value of its common units, no par value, at a price per unit of not less than $16.50 nor greater than $17.50 per unit.  The closing price of SPLP’s common units on March 21, 2014 was $15.71.

The Company intends to commence the Offer on March 25, 2014 and expects the Offer will expire at 5:00 P.M., Eastern Time, on April 23, 2014, unless extended or withdrawn.  Units must be tendered prior to the expiration of the Offer, and existing tenders of units may be withdrawn at any time prior to the expiration of the Offer.  Withdrawn units will be returned to their holders in accordance with the terms of the Offer.  The Offer will not be conditioned on any minimum number of units being tendered.  However, the Offer will be subject to certain customary conditions.

The modified Dutch Auction will allow SPLP’s unitholders to tender their units at a price within the specified range and to do so without incurring any brokerage fees or commissions.  Based on the number of units tendered and the prices specified by the tendering unitholders, SPLP will select a single price per unit within the range (the “Purchase Price”) that will enable it to purchase $49 million in value of its common units pursuant to the Offer, or such lesser aggregate amount of its units that are properly tendered. All units accepted in the Offer will be purchased at the same price per unit even if a unitholder tendered at a lower price.  The Company reserves the right in the Offer to purchase up to an additional 2% of its common units outstanding.  SPLP had 30,792,809 common units issued and outstanding as of March 21, 2014 (inclusive of Class A, Class B and Class C units).  At the maximum Purchase Price of $17.50 per unit, SPLP could purchase 2,800,000 common units if the Offer is fully subscribed, which would represent approximately 9.1% of its outstanding common units as of March 21, 2014.  At the minimum Purchase Price of $16.50 per unit, SPLP could purchase 2,969,697 common units if the Offer is fully subscribed, which would represent approximately 9.6% of its outstanding common units as of March 21, 2014.

SPLP intends to fund the Offer with cash on hand and borrowings under its existing credit facility.  Financing is not a condition to the Offer.  If more than the maximum number of units sought is tendered, the tendered units will be purchased first, from all holders of “small lots” of less than 100 units and second, from all other unitholders on a pro rata basis.  Unitholders whose units are purchased through the Offer will be paid the Purchase Price in cash, without interest, promptly after the expiration of the Offer.  Units tendered at prices above the Purchase Price and units not purchased due to proration will be returned to tendering unitholders.

SPLP’s directors, executive officers and affiliates have advised the Company that they do not intend to tender any of their common units in the Offer.

The Offer described in this press release has not yet commenced.  At the time the Offer is commenced, the terms and conditions of the Offer will be set forth in an offer to purchase, a letter of transmittal and related documentation (the “Offering Documents”), which will be distributed to SPLP unitholders and filed with the Securities and Exchange Commission (“SEC”).  We have retained American Stock Transfer & Trust Company, LLC (“American Stock”) to serve as the depositary for the Offer and MacKenzie Partners, Inc. (“MacKenzie”) to serve as the Information Agent.  A copy of the Offering Documents may be obtained from MacKenzie at (800) 322-2885 or tenderoffer@mackenziepartners.com, when they become available.  Please contact MacKenzie with any questions regarding the Offer.

Unitholders are urged to read the Offering Documents when they become available because they will contain important information that unitholders should consider before making any decision regarding tendering their units.  The Offering Documents will be available for free at the SEC’s website at http://www.sec.gov. In addition, SPLP’s unitholders will be able to obtain a copy of these documents from MacKenzie as noted above, free of charge.

In addition to the Offering Documents, SPLP files annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by SPLP at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  SPLP’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

SPLP initiated a unit repurchase program in December 2013.  Since that time, SPLP has repurchased approximately 32,936 common units at an average cost of $16.9648 per unit.  Through this Offer, SPLP is continuing its commitment to repurchasing its units with a view to enhancing unitholder value.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR PURCHASE, OR THE SOLICITATION OF TENDERS OR CONSENTS WITH RESPECT TO, THE UNITS OF SPLP.  NO OFFER, SOLICITATION, PURCHASE OR SALE WILL BE MADE IN ANY JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION, PURCHASE OR SALE WOULD BE UNLAWFUL.  THE OFFER WILL BE MADE SOLELY PURSUANT TO THE OFFERING DOCUMENTS.  NONE OF SPLP, ITS BOARD OF DIRECTORS, OFFICERS OR EMPLOYEES, AMERICAN STOCK OR MACKENZIE IS MAKING ANY RECOMMENDATION AS TO WHETHER OR NOT UNITHOLDERS SHOULD TENDER ALL OR ANY PORTION OF THEIR UNITS IN THE OFFER, OR AS TO THE PRICE OR PRICES AT WHICH UNITHOLDERS MAY CHOOSE TO TENDER ANY OF THEIR UNITS.  UNITHOLDERS ARE STRONGLY ENCOURAGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFERING DOCUMENTS AND TO CONSULT THEIR INVESTMENT AND TAX ADVISORS BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR UNITS.

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Steel Partners Holdings L.P. is a global diversified holding company that engages in multiple businesses through consolidated subsidiaries, associated companies and other interests.  It owns and operates businesses and has significant interests in leading companies in various industries, including diversified industrial products, energy, defense, supply chain management and logistics, banking, food products and services, oilfield services, sports, training, education, and the entertainment and lifestyle industries.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that reflect SPLP’s current expectations and projections about its future results, performance, prospects and opportunities. Forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities in 2014 and beyond to differ materially from those expressed in, or implied by, these forward-looking statements. These factors include, without limitation, SPLP’s subsidiaries need for additional financing and the terms and conditions of any financing that is consummated, their customers’ acceptance of its new and existing products, the risk that the Company and its subsidiaries will not be able to compete successfully, and the possible volatility of the Company’s unit price and the potential fluctuation in its operating results. Although SPLP believes that the expectations reflected in its forward-looking statements are reasonable and achievable, any such statements involve significant risks and uncertainties and no assurance can be given that the actual results will be consistent with the forward-looking statements. Investors should read carefully the factors described in the “Risk Factors” section of the Company’s filings with the SEC, including the Company’s Form 10-K for the year ended December 31, 2013 for information regarding risk factors that could affect the Company’s results. Except as otherwise required by federal securities laws, SPLP undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Investor contact: Steel Partners Holdings GP Inc.
James F. McCabe, Jr., Chief Financial Officer
212-520-2376
jmccabe@steelpartners.com